KENVUE INC.
1 Kenvue Way
Summit, New Jersey 07901

April 25, 2025

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street NE
Washington, D.C. 20549
Attention: Tracey Houser, Terence O’Brien

Re: Kenvue Inc.
Form 10-K for Fiscal Year Ended December 29, 2024
Filed February 24, 2025
Form 8-K Filed February 6, 2025
File No. 001-41697

Dear Ms. Houser and Mr. O’Brien:

This letter sets forth the response of Kenvue Inc. (the “Company”, “we”, or “our”) to the comment letter (the “Letter”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) to the Company, dated April 14, 2025 in relation to the above-referenced filings. The text of the Staff’s comment in the Letter has been included below in bold type for your convenience with our response provided immediately under the comment, and we have numbered the paragraph below to correspond to the numbering of the Letter.

Form 8-K Filed February 6, 2025
Exhibit 99.1
Non-GAAP Financial Information, page 11

1. For all material adjustments to your non-GAAP measures, please provide footnote disclosure that fully explains the nature of the adjustment and includes quantification of the components. For the separation-related costs, provide us with the quantified components along with a detailed explanation of each component.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure to include footnote disclosure that explains the nature of the adjustments to our non-GAAP measures, including separation-related costs, and include quantification of the components in its future filings, where applicable, beginning with our next earnings release and Form 10-Q for the quarterly period ended March 30, 2025. Please refer below for a representative example of the revised disclosure from the earnings release for the quarter ended December 29, 2024, incorporating the recommended footnote disclosures, including quantification and detailed explanations of components that comprise separation-related costs, which are not considered normal cash operating expenses as they are unique to the establishment of the Company (new text shown in underlined type; new text which includes information that has not been previously disclosed in past filings shown in underlined and italic type; capitalized terms represent defined terms in the filing).

The following table present reconciliations of GAAP to Non-GAAP for the period presented:

	Fiscal Twelve Months Ended December 29, 2024
(Unaudited; Dollars in Millions)	As Reported	Adjustments	Reference	As Adjusted
Net sales	$15,455	—		$15,455

Gross profit	$8,959	369	(a)	$9,328
Gross profit margin	58.0%			60.4%

Operating income	$1,841	1,487	(a)-(d)	$3,328
Operating income margin	11.9%			21.5%

Net income	$1,030	1,169	(a)-(f)	$2,199
Net income margin	6.7%			14.2%
Interest expense, net	$378
Provision for taxes	$385
Depreciation and amortization	$598
EBITDA (non-GAAP)	$2,391	1,269	(b)-(e), (g)	$3,660
EBITDA margin (non-GAAP)	15.5%			23.7%

Detail of Adjustments
	Cost of sales	SG&A/Restructuring expenses	Impairment charges	Other operating (income) expense, net	Other expense, net	Provision for taxes	Total
Amortization of intangible assets(1)	$269	$—	$—	$—	$—	$—	$269
Restructuring expenses(2)	—	185	—	—	—	—	185
Operating model optimization initiatives(2)	27	9	—	—	—	—	36
Separation-related costs (including conversion of stock-based awards and Founder Shares)(3)	73	291	—	—	—	—	364
Impairment charges(4)	—	—	578	—	—	(151)	427
Impact of Deferred Markets—minority interest expense	—	—	—	24	—	—	24
Impact of Deferred Markets—provision for taxes	—	—	—	35	—	(35)	—
Litigation income	—	—	—	(4)	—	—	(4)
Losses on investments(5)	—	—	—	—	72	—	72
Tax indemnification release	—	—	—	—	(21)	—	(21)
Tax impact on special item adjustments	—	—	—	—	—	(183)	(183)
Total	$369	$485	$578	$55	$51	$(369)	$1,169
	(a)	(b)	(c)	(d)	(e)	(f)
Cost of sales less amortization	$100
	(g)
(1) Relates to the amortization of definite-lived intangible assets (primarily trademarks, trade names, and customers lists) over their estimated useful lives.
(2) Restructuring expenses and Operating model optimization initiative expenses of $221 million, which relate to the 2024 Multi-Year Restructuring Initiative and are composed of employee-related costs (one-time severance and other termination benefits) of $106 million, information technology and project-related costs of $99 million, and other implementation costs of $16 million.
(3) Composed of Separation-related costs of $296 million, the impact of the conversion of stock-based compensation awards of $39 million, and the incremental stock-based compensation from the issuance of the Founder Shares of $29 million. Separation-related costs of $296 million relate to non-recurring costs incurred in connection with our establishment of Kenvue as a standalone public company, primarily related to the disentanglement of systems and the costs associated with the discontinuation of certain information technology assets of $255 million and legal entity name changes of $41 million. We expect the Separation-related costs will continue through approximately the first half of fiscal year 2025.
(4) Impairment charges are composed of a non-cash charge of $488 million ($337 million after-tax) to adjust the carrying value of intangible assets and property, plant, and equipment related to the Dr.Ci:Labo® skin health business, the impact of a $68 million non-cash impairment charge related to the Company’s former corporate headquarters in Skillman, New Jersey, which was classified as held for sale on February 21, 2024, and a non-cash impairment charge of $22 million related to certain software development assets.
(5) Relates to impairment charges incurred to fully write off the Company’s equity investment balance.

***

Please contact the undersigned at (908) 263-0463 with any questions regarding the Company’s responses to the Staff’s Letter or if you need any additional information.

Sincerely,
/s/ PAUL RUH
Paul Ruh
Chief Financial Officer